

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Christopher Dunleavy
Chief Financial Officer
USMD Holdings, Inc.
6333 North State Highway 161, Suite 200
Irving, Texas 75038

> **Re:** **USMD Holdings, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed February 16, 2011**
> **File No. 333-171386**

Dear Mr. Dunleavy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please consider the requirements to provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

Questions and Answers About the Special Meetings and the Contribution, page 10
Q. What will USMD shareholders and Ventures receive in the Contribution?, page 11

2. We note your revised disclosure indicating that: "[t]he formula will utilize the fair market values, as of December 31, 2010, of the individual business lines and investment of USMD, UANT and Ventures and provides for adjustments to these values as of the closing date to reflect changes in indebtedness, working capital and ownership percentages of the business lines and investments." Please briefly expand your disclosure

in this section to explain how the fair market values as of December 31, 2010 were calculated.

Q. How will USMD stock options be treated in the Contribution?, page 12

3.   Please update your disclosure to state the number of options granted by USMD as of December 31, 2010

Anticipated Accounting Treatment, page 20

4.   Please refer to your responses to comments 9, 10 and 59. Please provide a list of the shareholders for USMD, UANT Ventures, and Ventures which includes their ownership percentage and number of shares owned. Highlight those shareholders that have overlapping ownership interest in two or more of these entities. Also highlight those persons or entities that are immediate family member owners, or related party entities, and explain their relationship.

5.   Given that there are significant related parties between the entities, please tell us why you believe that the $30 million note that will be issued by Holdings in the transaction is part of the acquisition cost instead of all or a portion of accounted for as a distribution to owners. In this respect, please clarify who will be receiving the note and their relationship and ownership of USMD, either directly or indirectly.

6.   We acknowledge your response to comment 10. It would seem as though the prior USMD shareholders that exchanged their equity shares in USMD for partnership interest in Ventures are no longer affiliated or identifiable as USMD shareholders. It would seem that these shareholders are now simply UANT Ventures partners. This appears to support your disclosures at page 13, "What do I need to do now?" which states "…USMD shareholders will be asked to execute a power of attorney authorizing the secretary of USMD to surrender the certificates representing their shares of USMD common stock in order to receive the shares of Holdings common stock or partnership interests in Ventures…" Based on this at the point of the Contribution the certain prior USMD shareholders are now UANT Ventures partners. Based on this it would also seem appropriate that the current UANT Ventures partners (old partners and new partners) are the majority shareholders of Holdings. Please support your rationale for why it is appropriate to analyze this transaction for the accounting acquirer based on the old USMD shareholders prior status as USMD shareholders and not their current status as UANT Ventures partners.

Financial Analysis Performed, page 59

7.   We note your response to our prior comment 34 and reissue the comment in part. Materials attached as Exhibit 99.3 appear to show that VMG Health, in connection with

the financial analysis performed, came up with relative ownership calculations. Please expand your disclosure to describe and quantify those calculations.

Businesses of UANT and Ventures, page 82

8.	We note from page 83 that Ventures LLP has an ownership interest in USMD Arlington and Fort Worth Hospitals (the Hospitals), respectively. We also note from page 113 that UANT sold a portion of its shares of its ownership interest in the Hospitals to THR. Please clarify on page 83 if UANT has an ownership interest in the Hospitals as stated on page 113.

Management's Discussion and Analysis

Pro Forma Financial Data for Holdings, page 120

9.	Please refer to adjustment G and the revisions made. Rule 11-02(b)(6) of Regulation S-X states that only adjustments that are expected to have a continuing impact should be eliminated in the pro forma income statement, though nonrecurring adjustments may be made to the pro forma balance sheet. Please revise the adjustment, revisit the previous adjustment G you eliminated, and consider our prior comment number 47 as appropriate.

10.	We acknowledge your response to comment 48 with regards to note H. It would seem appropriate that the prior partners of UANT Ventures would be employees of Holdings after the Contribution, and not of UANT Ventures as stated in your disclosures. Please revise your disclosures, if true, to clarify that the prior partners of UANT Ventures will be employees of Holdings. Alternatively, please explain why the prior partners of UANT Ventures will be employees of UANT Ventures after the Contribution. Also, please confirm that there are employee service agreements in place for the amount of the salary expense adjustment or explain why the adjustment is factually supportable.

11.	Refer to your response to our comment number 52. Please clarify that the pro forma adjustment "I" includes an adjustment for income taxes for the deconsolidation or revise accordingly.

12.	Please clarify the total purchase price, the methodology used to determine the fair value of Ventures, including UANT, and the assumptions used in the valuation.

13.	Based on the disclosures in the filing, including in "Anticipated Accounting Treatment" on page 20, USMD is acquiring Ventures. Based on the pro formas it appears that Ventures has no operations or assets or liabilities outside of UANT. If that is the case, please clarify. Please reconcile that with the disclosures in "Business of UANT and Ventures" on pages 82 and 83 which, outlines the equity investments of Ventures. Clarify in the filing how Ventures has been accounted for in the pro formas.

Experts, page 153

14.   We note your response to our prior comment 55 and reissue the comment. We note that VMG Health's fairness opinion is included and summarized in the registration statement, thus becoming expertise disclosure for purposes of the Securities Act Section 11(a). See Question 233.02 of the Compliance and Disclosure Interpretations for the Securities Act Rules. Please name VMG Health in the experts section of the Form S-4. Additionally, please attach VMG Health's consent as an exhibit to the Form S-4. See Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

USMD Condensed Consolidated Balance Sheet for the nine months ended September 30, 2010, page F-30

15.   Refer to your response to our comment 58. Please tell us what operations the USMD Hospital Division owns outside of the deconsolidated hospitals and clarify what the goodwill relates to that remains in your financial statements.

Annex B: Fairness Opinion of VMG Health

16.   We note the language in the second to last paragraph indicating that the opinion, and any written materials provided by VMG Health "will not be reproduced, summarized, described, relied upon or referred to or given to any other person for any purpose without our prior written consent, except as set forth in our engagement letters or with our prior written consent." Please confirm that VMG Health has consented to the disclosure of the materials attached as Exhibit 99.3.

        You may contact Christine Allen at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

                                                        Sincerely,

                                                        Jeffrey Riedler
                                                        Assistant Director

cc: Bruce H. Hallett
      Hallett & Perrin
      2001 Bryan Street, Suite 3900
      Dallas, Texas 75201